Exhibit 99.1

ParaZero Receives Additional 180-Day Extension from Nasdaq to Regain Compliance with Minimum Bid Price Requirement

Kfar Saba, Israel, Nov. 09, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced that on November 5, 2026, it received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company has been granted an additional 180 calendar days, or until May 3, 2027, to regain compliance with the minimum $1.00 per share bid price requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2).

As previously disclosed, on May 5, 2026, Nasdaq notified the Company that the closing bid price of its ordinary shares had been below $1.00 per share for 30 consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided an initial compliance period of 180 calendar days, which ended on November 2, 2026. The Company did not regain compliance with the minimum $1.00 bid price per share requirement during the first 180-calendar-day compliance period.

Nasdaq’s determination to grant the second 180-day compliance period was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market (with the exception of the bid price requirement), as well as the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse share split, if necessary.

To regain compliance, the closing bid price of the Company’s ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to May 3, 2027 (unless Nasdaq exercises its discretion under Nasdaq Listing Rule 5810(c)(3)(H) to require a longer period, generally not exceeding 20 consecutive business days).

The letter has no immediate effect on the Company’s listing or the trading of its ordinary shares on The Nasdaq Capital Market under the symbol “PRZO”. The Company intends to continue monitoring the closing bid price of its ordinary shares and will consider available options, including a reverse share split if necessary, to regain compliance prior to May 3, 2027. There can be no assurance that the Company will be able to regain compliance with the minimum bid price requirement or will otherwise be in compliance with other Nasdaq listing criteria.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry.

Founded in 2014 by aviation professionals and drone industry veterans, ParaZero develops intelligent, mission-ready technologies for defense and advanced aerial applications.

The Company’s DefendAir product family provides a controlled, non-explosive, net-based physical interception capability designed for integration across personal, mobile, autonomous and fixed-site Counter-UAS systems.

For more information, visit ParaZero https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses its intention and ability to regain compliance with Nasdaq’s minimum bid price requirement, its consideration of available options to regain compliance, including effecting a reverse share split if necessary, and the timing and effectiveness of any such actions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty

Investor Relations michal@efraty.com

ParaZero Technologies Ltd. | 1st HaTachana St.

Kfar Saba, Israel 4453001

P: +972-502753666 | E: contact@parazero.com